Exhibit 3.3

FIRST AMENDMENT TO THE

FOURTH AMENDED & RESTATED

BYLAWS OF GLOBAL INCOME TRUST, INC.

By resolution adopted by the Board of Directors of Global Income Trust, Inc. (the “Company”), the Board of Directors (the “Board”) has authorized the following amendment to the Company’s Bylaws:

Section 11 of Article III, is to be deleted in its entirety and replaced by the following:

SECTION 11. COMPENSATION. Each Director is entitled to receive $30,000 annually for serving on the Board of Directors, as well as fees of $2,000 per meeting of the Board of Directors attended or participated in telephonically. Each Director is entitled to receive $2,000 per Audit Committee meeting attended or participated in telephonically. In addition to the fee for each Audit Committee meeting, the chairman of the Audit Committee shall receive an annual retainer of $10,000 and shall be entitled to receive a fee of $2,000 per meeting attended or telephonic meeting in which such chairman participates with the Company’s independent accountants as a representative of the Audit Committee. In addition, each Director is entitled to receive $2,000 per meeting of any other committee of the Board of Directors attended or telephonic meeting of any such committee in which the Director participates. Directors that are members of a special committee are entitled to receive fees of $2,000 per day for service as representatives of such special committee in lieu of the above compensation (to the extent that such Directors devote in excess of three (3) hours on such day to matters relating to such special committee). The Company will not pay any compensation to the Directors of the Company who also serve as officers and directors of the Advisor or are employees of an Affiliate of the Advisor (as such term is defined in the Articles of Incorporation). No additional compensation shall be paid for attending the annual stockholders meeting.

The foregoing is certified as the First Amendment to the Fourth Amended and Restated Bylaws of the Company, adopted by the Board (including a majority of the Independent Directors, as such term is defined in the Company’s Articles of Incorporation, as amended) as of December 11, 2013, but effective January 1, 2014.

/S/ ROSEMARY Q. MILLS
Rosemary Q. Mills
Chief Financial Officer